Dated January 24, 2006
Filed Pursuant to Rule 433
No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	January 24, 2006
Settlement Date (Original Issue Date):	January 27, 2006
Maturity Date:	January 27, 2009
Principal Amount:	US$1,000,000,000
Price to Public (Issue Price):	100%
Agents Commission:	0.150%
All-in Price:	99.850%
Net Proceeds to Issuer:	US$998,500,000
Interest Rate Basis (Benchmark):	Prime Rate
Index Currency:	U.S. Dollars
Spread (plus or minus):	Minus 0.283%
Index Maturity:	Overnight
Index Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on each January 27, April 27, July 27 and October 27 of each year, commencing April 27, 2006 and ending on the Maturity Date
Initial Interest Rate:	Described as in "Additional Terms-Interest" below
Interest Reset Periods and Dates:	Daily with a one day delay

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Dated January 24, 2006
Filed Pursuant to Rule 433
No. 333-123085

Interest Determination Dates:	Two New York Business Days prior to Interest Payment Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Dates (if any):	None
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962GU93
Other:	N/A

Plan of Distribution:

The Notes are being purchased by Goldman, Sachs & Co. (the "Underwriter"), as principal, at the Issue Price of 100.00% of the aggregate principal amount. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes for sale at the Re-offer Price referenced above.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Dated January 24, 2006
Filed Pursuant to Rule 433
No. 333-123085

Additional Terms:

Interest

The interest rate applicable to each Interest Reset Period will equal the Prime Rate (as defined below) minus the Spread set forth above.

The "Prime Rate" means, with respect to any Interest Determination Date, the rate set forth on that Interest Determination Date in H.15(519) under the heading "Bank Prime Loan".

The following procedures will apply if the rate cannot be set as described above:

(a) If the rate is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the rate as published on such Interest Determination Date in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate under the caption ""Bank Prime Loan''.

(b) If the rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the average (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates publicly announced by each bank on the Reuters Screen USPRIME1 Page as its prime rate or base lending rate for that Interest Determination Date.

(c) If fewer than four, but more than one, rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be the average of the prime rates (quoted on the basis of the actual number of days in the year divided by a 360-day year) as of the close of business on the Interest Determination Date by four major money center banks in The City of New York selected by the calculation agent.

(d) If fewer than two rates appear, the Prime Rate will be determined based on the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or State authority, as selected by the calculation agent.

(e) If no banks are providing quotes, the rate of interest on the Prime Rate notes will be the same as the rate of interest thereon for the prior interest period.

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Dated January 24, 2006
Filed Pursuant to Rule 433
No. 333-123085

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year, was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter collect at 1-212-902-8147 or Investor Communications of the issuer at 1-203-357-3950.